SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

15 February 2019

 LLOYDS BANKING GROUP plc
 (Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

Item

 No. 1 Regulatory News Service Announcement, dated 15 February 2019 re: Directorate Change

15 February 2019

LLOYDS BANKING GROUP RECRUITS WILLIAM CHALMERS AS CHIEF FINANCIAL OFFICER

Lloyds Banking Group today announces that, following the previously announced decision of George Culmer to retire from the Group in Q3 2019, he will be succeeded as Executive Director and Chief Financial Officer by William Chalmers.

Mr Chalmers is currently Co-Head of the Global Financial Institutions Group of Morgan Stanley, having joined in 2000. It is envisaged that he will join the Group, subject to customary regulatory approvals, in June 2019, allowing for a period of induction and smooth transition prior to joining the Board and assuming the role of Chief Financial Officer upon George Culmer's departure.

Lord Blackwell, Chairman, said:
"We are pleased to have been able to attract a candidate of William's calibre to the Board. He brings a wealth of experience that will be of significant benefit to the Group."

António Horta-Osório, Group Chief Executive, said:
"William has a proven track record in financial services and will be a great addition to the executive team. We will be sad to see George go, but are pleased to have had him in the team for the past seven years and to be able to have George and William working together to ensure a smooth transition."

William Chalmers, said:
"I very much look forward to joining the executive team at Lloyds Banking Group. It is a tremendous company that is going through an impressive transformation. I look forward to getting started and making a contribution."

Biographical information
Mr Chalmers is the Co-Head of the Global Financial Institutions Group at Morgan Stanley, advising financial institutions, particularly in the UK, Europe and Asia. He joined Morgan Stanley in 2000, after six years at JP Morgan, and was promoted to Managing Director in 2003. Before taking on his global role, he led Morgan Stanley's European Financial Institutions Group. He received a first class honours degree in economics from Edinburgh University and a Juris Doctor from Harvard Law School, before being admitted to the New York Bar.

Supplementary information
Mr Chalmers' remuneration package will be aligned with that of the current Chief Financial Officer, which fairly reflects his role and accountabilities. His fixed remuneration will consist of a basic salary of £794,938 and a Fixed Share Award of £504,000, delivered in shares over five years. In line with our approved Directors' Remuneration Policy, the role attracts a pension allowance of 25 per cent of basic salary and a benefits allowance of 4 per cent of salary. Mr Chalmers will be eligible to be considered for awards under the Group Performance Share and Group Ownership Share plans in line with the terms of the Directors' Remuneration Policy.

On appointment, Mr Chalmers will be granted deferred cash and share awards to replace unvested Morgan Stanley awards that are forfeited as a result of him joining Lloyds Banking Group. The awards will match the vesting and retention periods attached to the awards forfeited, and will be subject to the regulatory requirements for buy-outs as detailed in PRA rule 15A. The number of shares granted in respect of the share-based component of these awards will be calculated using the USD:GBP exchange rate and the respective mid-market closing prices of Morgan Stanley and Lloyds Banking Group on the date of his appointment. Based on Morgan Stanley's closing share price and exchange rate on 13 February 2019, plus the cash element of the awards to be replaced, the value of the replacement awards would be approximately £4.4 million.

There are no other matters to disclose under Listing Rule 9.6.13.

- END -

For further information:

Investor Relations
Douglas Radcliffe                                                                                                 +44 (0) 20 7356 1571
Group Investor Relations Director
douglas.radcliffe@lloydsbanking.com

Investor Relations
Edward Sands                                                                                                      +44 (0) 20 7356 1585
Director, Investor Relations
edward.sands@lloydsbanking.com

Corporate Affairs
Matt Smith                                                                                                            +44 (0) 20 7356 3522
Head of Media Relations
matt.smith@lloydsbanking.com

FORWARD LOOKING STATEMENTS

This document contains certain forward looking statements with respect to the business, strategy, plans and/or results of the Group and its current goals and expectations relating to its future financial condition and performance. Statements that are not historical facts, including statements about the Group's or its directors' and/or management's beliefs and expectations, are forward looking statements. By their nature, forward looking statements involve risk and uncertainty because they relate to events and depend upon circumstances that will or may occur in the future. Factors that could cause actual business, strategy, plans and/or results (including but not limited to the payment of dividends) to differ materially from forward looking statements made by the Group or on its behalf include, but are not limited to: general economic and business conditions in the UK and internationally; market related trends and developments; fluctuations in interest rates, inflation, exchange rates, stock markets and currencies; the ability to access sufficient sources of capital, liquidity and funding when required; changes to the Group's credit ratings; the ability to derive cost savings and other benefits including, but without limitation as a result of any acquisitions, disposals and other strategic transactions; changing customer behaviour including consumer spending, saving and borrowing habits; changes to borrower or counterparty credit quality; instability in the global financial markets, including Eurozone instability, instability as a result of the exit by the UK from the European Union (EU) and the potential for other countries to exit the EU or the Eurozone and the impact of any sovereign credit rating downgrade or other sovereign financial issues; technological changes and risks to the security of IT and operational infrastructure, systems, data and information resulting from increased threat of cyber and other attacks; natural, pandemic and other disasters, adverse weather and similar contingencies outside the Group's control; inadequate or failed internal or external processes or systems; acts of war, other acts of hostility, terrorist acts and responses to those acts, geopolitical, pandemic or other such events; changes in laws, regulations, practices and accounting standards or taxation, including as a result of the exit by the UK from the EU, or a further possible referendum on Scottish independence; changes to regulatory capital or liquidity requirements and similar contingencies outside the Group's control; the policies, decisions and actions of governmental or regulatory authorities or courts in the UK, the EU, the US or elsewhere including the implementation and interpretation of key legislation and regulation together with any resulting impact on the future structure of the Group; the ability to attract and retain senior management and other employees and meet its diversity objectives; actions or omissions by the Group's directors, management or employees including industrial action; changes to the Group's post-retirement defined benefit scheme obligations; the extent of any future impairment charges or write-downs caused by, but not limited to, depressed asset valuations, market disruptions and illiquid markets; the value and effectiveness of any credit protection purchased by the Group; the inability to hedge certain risks economically; the adequacy of loss reserves; the actions of competitors, including non-bank financial services, lending companies and digital innovators and disruptive technologies; and exposure to regulatory or competition scrutiny, legal, regulatory or competition proceedings, investigations or complaints. Please refer to the latest Annual Report on Form 20-F filed with the US Securities and Exchange Commission for a discussion of certain factors and risks together with examples of forward looking statements. Except as required by any applicable law or regulation, the forward looking statements contained in this document are made as of today's date, and the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward looking statements contained in this document to reflect any change in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. The information, statements and opinions contained in this document do not constitute a public offer under any applicable law or an offer to sell any securities or financial instruments or any advice or recommendation with respect to such securities or financial instruments.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LLOYDS BANKING GROUP plc
 (Registrant)

By: Douglas Radcliffe
Name: Douglas Radcliffe
Title: Group Investor Relations Director

Date: 15 February 2019